UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RAYONIER ADVANCED MATERIALS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

75508B104

(CUSIP Number)

James Ruggerio

c/o Chatham Asset Management, LLC

26 Main Street, Suite 204

Chatham, New Jersey 07928

Telephone Number (973) 701-2431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 75508B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%*
14.	Type of Reporting Person (See Instructions): IA

*	See Item 5 for additional information.

CUSIP No. 75508B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%*
14.	Type of Reporting Person (See Instructions): IN

*	See Item 5 for additional information.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rayonier Advanced Materials Inc. (the “Issuer”). This Amendment No. 1 is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); and (ii) Anthony Melchiorre, a United States Citizen. CAM and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2022 (the “Prior Schedule 13D”). The Prior Schedule 13D, as amended and supplemented by this Amendment No. 1 is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

The Reporting Persons’ beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. Therefore, this Amendment No. 1 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons and terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)—(e) As of the date of filing of this Schedule 13D (the “Filing Date”), the Reporting Persons no longer beneficially own any Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty (60) days are set forth in Exhibit 3 hereto.

The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the issued and outstanding Common Stock on May 18, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated as follows:

In addition to the reported shares of Common Stock, CAM and the Chatham Funds collectively own $269,834,000 aggregate principal amount of the Issuer’s 5.50% Senior Notes due June 1, 2024 (the “2024 Notes”), and $61,637,037 aggregate principal amount of the Issuer’s 7.625% Senior Secured Notes due January 15, 2026 (the “2026 Notes”).

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit1:	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 1 to the Schedule 13D filed March 10, 2022).

Exhibit 2:	Information with respect to Persons Covered Under Instruction C to Schedule 13D (incorporated by reference to Exhibit 2 to the Schedule 13D filed March 10, 2022).

Exhibit 3:	Transactions in the Securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2022
CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre
	Name:	Anthony Melchiorre
	Title:	Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).